UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

Kenneth F. Potashner

13771 Danielson Street, Ste. L

Poway, CA 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2013 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 699172201	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON Kenneth F. Potashner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 344,375 shares (see Item 5)
	8.	SHARED VOTING POWER -0- shares
	9.	SOLE DISPOSITIVE POWER 344,375 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER -0- shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,375 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share (the “Common Stock”)

Issuer:	Parametric Sound Corporation (the “Issuer”)
13771 Danielson Street, Ste. L
Poway, California 92064

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Reporting Person – Kenneth F. Potashner.
(b)	The business address for the Reporting Person is: 13771 Danielson Street, Ste. L, Poway, California 92064.
(c)	The Reporting Person is the Executive Chairman of, and a member of the board of directors (the “Board of Directors”) of, the Issuer (address above).
(d)	The Reporting Person, during the last five years, has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Reporting Person are issuable to the Reporting Person upon the exercise of stock options granted to the Reporting Person by the Issuer pursuant to the Issuer’s 2012 Stock Option Plan (“2012 Plan”). Such stock options were granted to the Reporting Person as follows:

•	On December 29, 2011, the Issuer granted to the Reporting Person a five-year option, subject to earlier expiration in accordance with the terms of the 2012 Plan, to purchase up to 10,000 shares of Common Stock exercisable at $3.25 per share vesting equally at the end of eight calendar quarters commencing December 31, 2011.
•	Also on December 29, 2011 the Issuer granted to the Reporting Person a five-year option, subject to earlier expiration in accordance with the terms of the 2012 Plan, to purchase up to 410,000 shares of Common Stock exercisable at $3.25 per share, vesting 10% at grant and the balance equally at the end of eight calendar quarters.
•	In April 2012, the Issuer entered into a five-year employment agreement with the Reporting Person pursuant to which the Reporting Person was appointed as the Executive Chairman of the Issuer, and in connection therewith, the Issuer granted to the Reporting Person a five-year option, subject to earlier expiration in accordance with the terms of the 2012 Plan, to purchase up to 175,000 shares of Common Stock exercisable at $4.50 per share until April 3, 2017 vesting upon achievement of performance targets established by the Board of Directors (the “April 2012 Option”). In connection with this option grant, the vesting of the option granted in December 2011 to purchase up to 410,000 shares of Common Stock at an exercise price of $3.25 per share was modified such that 195,000 shares vested as of April 3, 2012, 195,000 shares vest equally at the end of eight calendar quarters that commenced March 31, 2012 with the balance of 20,000 shares becoming vested in August 2012 upon achievement of performance targets approved by the Board of Directors.

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As of January 31, 2013, stock options held by the Reporting Person to purchase an aggregate of up to 318,750 shares of Common Stock were vested and exercisable and stock options to purchase up to an additional 25,625 shares of Common Stock may vest and become exercisable within 60 days of January 30, 2013. Stock options to purchase up to an additional 75,625 shares of Common Stock in the aggregate will vest at the end of future calendar quarters. The Reporting Person’s beneficial ownership of the Common Stock may increase as a result of such future vesting.

The vesting commencement date of the April 2012 Option was the date of grant and such option vests as follows through April 3, 2017, subject to other vesting terms as may be approved by the Board of Directors: 60,000 shares will vest upon achievement of a quarterly revenue goal of the Issuer; 55,000 shares will vest upon achievement of a quarterly profit goal of the Issuer; and 60,000 shares will vest upon achieving licensing performance targets of the Issuer. The April 2012 Option also vests in full upon a change of control of the Issuer. The Reporting Person’s beneficial ownership of the Common Stock may increase as a result of future vesting of the April 2012 Option.

Item 4 Purpose of Transaction

The shares of Common Stock beneficially owned by the Reporting Person are issuable to the Reporting Person upon the exercise of stock options granted to the Reporting Person by the Issuer pursuant to the 2012 Stock Plan as described in Item 3 and are held for investment purposes.

The combination of the Reporting Person’s beneficial ownership of the Common Stock and his role as an executive officer of the Issuer and as a member of the Board of Directors may be deemed to have the effect of influencing control of the Issuer.  The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, price levels of the shares of Common Stock of the Issuer, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his beneficial ownership of the Common Stock as he deems appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Board of Directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has no present agreements to do so, but he may acquire shares of Common Stock either from the Issuer or from other stockholders of the Issuer in privately negotiated transactions, such acquisitions, if made, being for investment purposes.

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Item 5. Interest in Securities of the Issuer

(a)	– (b) The responses to Items 7 through 13 of page 2 of this Statement on Schedule 13D (this “Schedule 13D”) are incorporated herein by reference. The ownership percentage reported in Item 13 of page 2 of this Schedule 13D is based on 6,410,122 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 7, 2013.
(c)	The Reporting Person has not effected any transactions in shares of Common Stock in the 60 day period before the filing of this Schedule 13D.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person.
(e)	Not applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7 Materials to be Filed as Exhibits

Exhibit 99.1	Form of Stock Option Grant Notice and Stock Option Agreement under the Parametric Sound Corporation 2012 Stock Option Plan. Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated January 3, 2012.
Exhibit 99.2	Parametric Sound Corporation 2012 Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated January 3, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013
	By:	/s/ KENNETH F. POTASHNER
Kenneth F. Potashner

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